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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Feldman Mall Properties, Inc.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
314308107
(CUSIP Number)
James W. Sight
8500 College Boulevard
Overland Park, Kansas 66210
(913) 362-9133

with a copy to:
Jefferson D. Dillon, Esq.
Shughart, Thomson & Kilroy, P.C.
120 W. 12th Street, Suite 1800
Kansas City, Missouri 64105
(816) 374-0525
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 4, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	314308107	Page	2	of	6

1	NAMES OF REPORTING PERSONS James W. Sight

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		850,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		850,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	850,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.53%* *Based on 13,018,831 shares outstanding

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page	3	of	6
*This Amendment No. 1 amends Schedule 13D originally filed by James W. Sight on November 15, 2007.

Item 1.	Security and Issuer
(a)	Security:

Common Stock, $.01 par value per share (the “Shares”)

(b)	Name of Issuer:

Feldman Mall Properties, Inc. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:

1010 Northern Blvd., Suite 314, Great Neck, N.Y. 11021

Item 2.	Identity and Background
(a)	Name of Person Filing:

James W. Sight (“Sight”)

(b)	Residence or Business Address:

8500 College Blvd., Overland Park, Kansas 66210
(c)     Sight’s principal occupation is a securities trader and his business address is listed in Item 2(b) above which is incorporated herein by this reference.
(d)     Sight has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e)     Sight was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years.

(f)	Citizenship:

United States of America

Item 3.	Source and Amount of Funds or Other Consideration
N/A

Item 4.	Purpose of Transaction
Sight is amending the original Schedule 13D filed November 15, 2007, because of the continuing underperformance of the Company. After several months of waiting for: (1) results from the strategic alternative initiatives, (2) a NAV disclosure, (3) progress on new tenant leasing, and (4) follow-through

Page	4	of	6
on the stock buyback program previously announced by the Company, it is apparent that the current board of directors is incapable of managing the Company for the benefit of its shareholders.
The current outside directors own approximately 9,000 total Shares, and are totally disconnected from the economics of ownership. Several large shareholders with professional experience have approached the Company about their willingness to serve as board members without compensation but were rejected. It appears that the current outside directors are more interested in the compensation they received for serving on the Company’s board than whether or not the Company is run for the benefit of its shareholders.
Furthermore, it appears Mr. Moore is interested in a coup to control the company for his own personal benefit. It is my belief that the board would be liable for mismanagement if it grants Mr. Moore or any other director long-term contracts that would hinder a sale of the Company or any assets of the Company.
In his latest Dow Jones interview, Mr. Feldman acknowledged that the Company is not the right public vehicle in today’s environment. The Company is too small, the credit markets are too difficult, and investors are unwilling to embrace the economics of the Company’s business model. The problem is the current outside directors, who own little equity, have no incentive to maximize the value of the Company as it is currently structured.
In conclusion, Sight has requested a current list of the Company’s shareholders, a copy of which is attached hereto, and if there is not tangible progress on the aforementioned matters may move forward with an initiative to replace the outside directors of the Company.

Item 5.	Interest in Securities of Issuer
(a)      See response corresponding to Row 11 of the Cover Page for the aggregate number of Shares beneficially owned by Sight, which is incorporated herein by reference. See response corresponding to Row 13 of the Cover Page for the percentage of Shares owned by Sight, which is incorporated herein by reference.
(b)      See response corresponding to Rows 7-10 of the Cover Page for the number of shares as to which Sight has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.
(c)     During the last 60-day period, Sight has not effected any Share transactions.
(d)     No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
(e)      N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
N/A

Page	5	of	6

Item 7.	Material to Be Filed as Exhibits
Please see Exhibit A, attached hereto and incorporated herein, whereby Sight has requested a list of the current shareholders of the Company.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 4, 2008
Date

/s/ James W. Sight
Signature

James W. Sight
Name/Title

Page	6	of	6
EXHIBIT A
SHAREHOLDER LIST REQUEST
March 4, 2008
VIA CERTIFIED MAIL AND FACSIMILE TO: (516) 684-1059
Mr. Lawrence H. Feldman, Chairman
Feldman Mall Properties, Inc.
1010 Northern Blvd., Suite 314
Great Neck, NY 11021

RE:	Feldman Mall Properties, Inc. — Current List of Shareholders
Dear Mr. Feldman:
     On behalf of our client, James W. Sight, please provide us with a complete list of the current shareholders of Feldman Mall Properties, Inc.
     Thank you, in advance, for your attention to this matter. Please feel free to contact me if you have any questions.
Very truly yours,
JEFFERSON D. DILLON
Enclosure

cc:	Mr. James W. Sight (via facsimile only) Jacob W. Bayer, Jr., Esq.